August 8, 2011

Mark P. Schuman
Branch Chief - Legal
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Top Image Systems Ltd.
Registration Statement on Form F-3 filed July 14, 2011 (File No. 333-175546)
Form 20-F for the fiscal year ended December 31, 2010 filed March 31, 2011
(File No. 001-14552)

Dear Mr. Shuman:

Top Image Systems Ltd. (the “Company”) submits the following responses to comments raised in the staff’s letter (the “Comment Letter”), dated July 29, 2011.  In order to facilitate your review, each of the staff’s comments is followed by the Company’s response below, and the responses are numbered to correspond to the comment numbers in the Comment Letter.

In addition, on August 8, 2011, the Company filed through EDGAR Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement on Form F-3 (“Form F-3”) in response to the staff’s comments.

Form F-3

Selling Securityholders, page 28

1.
We note your disclosure in footnote 8 that Pyramid Trading Limited Partnership is a broker-dealer that did not receive the shares being offered for resale as compensation for investment banking services.  Accordingly, please revise your prospectus to specifically identify Pyramid Trading as an underwriter with respect to the shares that it is offering for resale.

Response:

In response to this comment, the Company has revised Footnote 8 in Amendment No. 1 to identify Pyramid Trading Limited Partnership as an underwriter with respect to the ordinary shares of the Company that it intends to sell pursuant to the prospectus.  Please see below the revised Footnote 8 included in Amendment No. 1 (additional disclosure is underlined):

Mark P. Shuman
August 8, 2011

“The number of ordinary shares beneficially owned prior to the offering and offered hereby represents (i) 250,000 ordinary shares, and (ii) 50,000 ordinary shares issuable upon exercise of warrants. The selling securityholder has advised us that the natural person that has voting and investment power over these securities is Daniel Asher, the principal of Pyramid Trading Limited Partnership, referred to as Pyramid. Pyramid is a broker-dealer and, as such, is an underwriter with respect to the securities it sells pursuant to the prospectus. The securities held by Pyramid and registered for resale hereunder were not received as compensation for investment banking services to TIS, and Pyramid has certified to us that it purchased the ordinary shares and warrants in the private placement in the ordinary course of business and, at the time of purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the ordinary shares purchased in the private placement or the ordinary shares issuable upon exercise of the warrants.”

Incorporation by Reference, page 34

2.
Since your ordinary shares are currently registered under Section 12 of the Exchange Act, please revise this section to incorporate the description of this class of securities contained in a registration statement filed under the Exchange Act, including any amendment or reports filed for the purpose of updating such description.  Refer to Item 6(a) of Form F-3.

Response:

The Company incorporated by reference into Form F-3 the description of its ordinary shares contained in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (“Form 20-F”).  To clarify such incorporation by reference, the Company added the third bullet point to the following sentence in section “Incorporation of Certain Information by Reference” in Amendment No. 1:

“We hereby incorporate by reference the following:

Mark P. Shuman
August 8, 2011

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 31, 2011 (File No. 001-14552);

•	Reports on Form 6-K (File No. 001-14552) filed on May 11, 2011, June 14, 2011, July 20, 2011, August 2, 2011 and August 3, 2011; and

•	Description of our ordinary shares set forth in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 31, 2011 (File No. 001-14552).”

The Company respectfully submits that such incorporation by reference is appropriate based on the staff’s guidance on this issue in the context of a Securities Act registration statement as set forth in the following Compliance and Disclosure Interpretation (“C&DI”) related to Securities Act Forms:

“Question 123.07:

Question: Item 12(a)(3) of Form S-3 requires incorporation by reference of the description of securities of companies with a class of securities registered pursuant to Section 12 of the Exchange Act that is contained in a registration statement filed under Section 12 of the Exchange Act. How is this done when it is no longer deemed desirable or possible to incorporate that registration statement (because of the length of time that has passed or other events that have occurred since it was filed)?

Answer: A Form 8-K should be filed containing the description, and that Form 8-K should be incorporated by reference. [Feb. 27, 2009]”

The Company filed a Registration Statement on Form 8-A on November 20, 1996, which incorporated by reference the description of the Company’s ordinary shares from the Registration Statement on Form F-1 (File No. 333-5718).  In 2003, the Company amended and restated its Articles of Association, which rendered the foregoing description of ordinary shares obsolete.  Since such amendment and restatement of the Articles of Association, the Company has been including the updated description of ordinary shares in its Annual Reports on Form 20-F.  For example, the required description of the Company’s ordinary shares is set forth on pages 57-59 of the most recent Form 20-F.

Mark P. Shuman
August 8, 2011

The Company relied on the C&DI set forth above, which permits the incorporation of the description of ordinary shares by reference from an Exchange Act report rather than an Exchange Act registration statement, in incorporating by reference the description of the Company’s ordinary shares in the Form F-3 from the Form 20-F, as clarified in Amendment No. 1.

Exhibit 5.1

3.
We note the statement in the final paragraph of the opinion that it has been delivered to the company solely for its information in connection with the registration statement and that it “may not be relied upon in any manner by any other person and is not to be used, circulated, quoted or otherwise referred to for any other purpose without our express written permission.”  Please note that the investors in the offering should be able to rely on the legality opinion.  Accordingly, please obtain a revised legality opinion that eliminates language limiting the reliance of investors.  Also, we note the statement in the opinion that it has been rendered to the company subject to its agreement not to initiate any proceedings or take any legal action relating to the opinion outside the State of Israel.  Please review this statement to clarify that the limitation does not apply to investors in this offering.

Response:

In response to this comment, the legal opinion was revised to delete the last two paragraphs of the opinion limiting the reliance of investors.  Please see Exhibit 5.1 to Amendment No. 1.

Form 20-F

Item 7.  Major Shareholders and Related Party Transactions, page 47

4.
It does not appear that you have provided the information required by Item 7.A.2 of Form 20-F regarding the portion of your ordinary shares held in the United States and the number of U.S. record holders.  Please provide this information in your response letter and confirm that you will provide it in future filings as required.

Response:

As of June 30, 2011, 10,855,424 ordinary shares of the Company were issued and outstanding.  The Company believes that, as of June 30, 2011, 7,924,473 ordinary shares, or 73% of the Company’s total outstanding ordinary shares, were held by U.S. residents.  The Company will provide this information in future filings as required.

Mark P. Shuman
August 8, 2011

Although more than 50% of the Company’s outstanding voting securities are held by U.S. residents, the Company believes that, as of June 30, 2011, it qualified as a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended, and Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended, because the Company does not meet any of the exceptions in the second prong of the foreign private issuer test set forth below.

The term “foreign private issuer” means any foreign issuer other than a foreign government except for an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter:

(1)	More than 50 percent of the issuer’s outstanding voting securities are directly or indirectly held of record by residents of the United States; and

(2)           Any of the following:

(i)	The majority of the executive officers or directors are United States citizens or residents;

(ii)	More than 50 percent of the assets of the issuer are located in the United States; or

(iii)	The business of the issuer is administered principally in the United States.

The Company is not a foreign government (i.e., it is not the government of any foreign country or of any political subdivision of a foreign country).  Of the Company’s six directors, only two, Lyron Bentovim and Elie Housman, are U.S. residents or citizens, and no executive officer of the Company is a U.S. resident or citizen.  Therefore, the Company does not meet item 2(i) of the foregoing test because the majority of both directors and executive officers of the Company are non-U.S. residents or citizens.

As of June 30, 2011, the Company had total assets of approximately $21.4 million.  Of those assets, approximately $0.3 million in cash and $0.5 million of receivables are held in the United States.  Therefore, the Company does not meet item 2(ii) of the foregoing test because only approximately 4% of the Company’s assets are located in the United States, which is significantly less than 50%.

The Company is a corporation organized and headquartered in Israel.  The Company has minimal business activity in the United States and does not maintain an office in the United States.  Neither the Company’s directors meetings nor shareholders meetings are held in the United States.  The Company’s principal business functions, including, but not limited to, software research and development, finance and accounting, as well as sales and marketing are administered from outside the United States. The Company had total revenues of approximately $22 million for the fiscal year ended December 31, 2010 and total revenues of approximately $14.2 million for the six months ended June 30, 3011, of which approximately $1.8 million, or 8%, for the fiscal year ended December 31, 2010 and approximately $0.7 million, or 5%, for the six months ended June 30, 2011 originated in the United States.  Therefore, the Company does not meet item 2(iii) of the foregoing test because the Company’s business is administered principally outside of the United States.

Mark P. Shuman
August 8, 2011

Based on the foregoing analysis, the Company determined that it qualified as a foreign private issuer as of June 30, 2011.

***

If you or any other member of the staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact the undersigned at 972-3-767-9100.

Sincerely,

/s/ Ido Schechter

Ido Schechter
Chief Executive Officer
Top Image Systems Ltd.

cc:	Matthew Crispino, Branch Chief – Legal
Barbara C. Jacobs, Assistant Director